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[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

December 9, 2009

Jessica Livingston
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:
West Coast Bancorp
Preliminary Revised Proxy Statement on Schedule 14A
Filed December 4, 2009
File No. 001-34509

Dear Ms. Livingston:

        Set forth below are responses of West Coast Bancorp (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") in your letter dated December 8, 2009 regarding Amendment No. 2 to the Company's Preliminary Proxy Statement on Schedule 14A. In connection with this letter responding to the Staff's comments, we are filing as correspondence the attached changed pages (the "Changed Pages") to the Company's Preliminary Proxy Statement on Schedule 14A.

        The Staff's comments, indicated in bold, are followed by responses on behalf of the Company.

Question: What happens if either Shareholder Approval is not received before March 1, 2010 or at any time thereafter?, page 5

  1.
  It appears that many of the bulleted points would occur if shareholder approval is received after March I, 2010. Please revise to clarify.

  Response:

  In response to the Staff's comment, we have revised the disclosure on pages 5 and 6 of the Changed Pages.

Question: What is the effect on the Class B Warrants, the Class C Warrants and the Class D Warrants if the Shareholder Approvals are received on or after March I, 2010?, page 6

  2.
  Please revise to include the information discussed under the section "Exercise of Warrants" on page 26 or cross-reference to this section.

  Response:

  In response to the Staff's comment, we have revised the disclosure on page 6 of the Changed Pages.

* * * * * *

        The Company has authorized us to acknowledge on its behalf that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

        Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,
/s/ MATTHEW M. GUEST Matthew M. Guest
cc:
Richard R. Rasmussen, Esq., West Coast Bancorp

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2), and "FOR" the proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies (Proposal 3). Each member of our Board has indicated that he or she will vote in favor of these proposals.

Question:    What happens if the Shareholder Approvals are received before March 1, 2010, and what are the resulting effects on shares of common stock held by existing shareholders?

Answer:    If the Shareholder Approvals are received before March 1, 2010, we will issue to the investors a total of 71,442,450 shares of our common stock upon conversion of all of the shares of the Series A Preferred Stock, which, based on the number of shares of our common stock outstanding on the record date, will represent, in the aggregate, approximately [    •    ]% of the total number of shares of common stock outstanding immediately after giving effect to such conversion.

The Series B Preferred Stock (including that received upon the exercise of the Class C Warrant) will convert into common stock following receipt of the Shareholder Approvals and the transfer of the Series B Preferred Stock to a third party in a widely dispersed offering. Based on the number of shares of our common stock outstanding on the record date, and assuming that the 121,328 shares of Series B Preferred Stock currently outstanding are converted into 6,066,400 shares of our common stock, and that all of the outstanding Class C Warrants are exercised for 240,000 shares of Series B Preferred Stock which are subsequently converted into 12,000,000 shares of our common stock, there will be [    •    ] shares of our common stock outstanding following such conversions and the conversion of the Series A Preferred Stock described above, and the shares of common stock held by the investors immediately following all such conversions will represent [    •    ]% of the total number of shares of common stock outstanding. If the Shareholder Approvals are received and the preferred stock is converted into common stock, there will be immediate and substantial dilution to the existing holders of common stock as a result of the mandatory conversion.

Upon completion of the conversion, all rights with respect to such shares of Series A Preferred Stock and Series B Preferred Stock will terminate, such shares of Series A Preferred Stock and Series B Preferred Stock will be cancelled and no further dividends will accrue on such shares. In addition, the restrictions under the terms of the preferred stock on our redeeming, purchasing or acquiring any shares of common stock or other junior securities, and from paying dividends on any shares of our common stock or other junior securities, would cease to apply.

If the Shareholder Approvals are received before March 1, 2010, the Class B Warrants, which cover 117,972 shares of our Series A Preferred Stock, and the Class D Warrants, which cover 122,028 shares of our Series B Preferred Stock, will expire without ever becoming exercisable. Unlike the Class B Warrants and the Class D Warrants, the exercisability of the Class C Warrants is unaffected by receipt of the Shareholder Approvals; the Class C Warrants will be exercisable regardless of whether or not the Shareholder Approvals are received before March 1, 2010.

Upon receipt of the Shareholder Approvals, the investors' private placement in us will be in the form of common stock, (until transfer to a third party in a widely dispersed offering) Series B Preferred Stock and (until exercise) the Class C Warrants, as intended by the Company and the investors, and our Tier 1 common equity ratio will thereby be enhanced as contemplated by the Company.

Question:    What happens if either Shareholder Approval is not received before March 1, 2010?

Answer:    If either Shareholder Approval is not obtained at the Special Meeting or any subsequent meeting of our shareholders prior to March 1, 2010, on and after March 1, 2010:

  •
  all outstanding Series A Preferred Stock and Series B Preferred Stock, which currently accrue dividends on an as-converted basis at the rate payable on our common stock (currently zero due to the announced suspension of dividend payments on our common stock), would instead accrue dividends at an annual rate of 15% of $100 (the purchase price per share of the preferred

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    stock)—equivalent to a $15.00 annual dividend per share of preferred stock. We refer to these dividends as the "Special Dividends." The Special Dividends on the preferred stock will be cumulative, which means that they will accrue regardless of whether the Board declares a dividend with respect to the preferred stock for any dividend period, and will accrue until the Shareholder Approvals are obtained;

  •
  the Class B Warrants will be exercisable for an aggregate of 117,972 shares of Series A Preferred Stock (or to the extent that Series A Preferred Stock cannot be issued due to regulatory ownership restrictions, Series B Preferred Stock) that will accrue Special Dividends until the Shareholder Approvals are obtained, at an implied initial exercise price of $0.50 per underlying common share, which is substantially lower than the market price of our common stock as of the date of this document. The Class B Warrants will be exercisable by the holders thereof at any time between March 1, 2010 and the earlier of the time of receipt of the Shareholder Approvals and the seventh anniversary of the issuance of such warrants;

  •
  the Class C Warrants will be exercisable for an aggregate of 240,000 shares of Series B Preferred Stock that will accrue Special Dividends until the Shareholder Approvals are obtained;

  •
  the Class D Warrants will be exercisable for an aggregate of 122,028 shares of Series B Preferred Stock that will accrue Special Dividends until the Shareholder Approvals are obtained, at an implied initial exercise price of $0.50 per underlying common share, which is substantially lower than the market price of our common stock as of the date of this document. The Class D Warrants will be exercisable by the holders thereof at any time between March 1, 2010 and the earlier of the time of receipt of the Shareholder Approvals and the seventh anniversary of the issuance of such warrants;

  •
  the preferred stock, including any preferred stock received upon exercise of the Class B Warrants, Class C Warrants or Class D Warrants, will not convert into our common stock without receipt of the Shareholder Approvals;

  •
  we will be prohibited from paying any dividends on our common stock and from redeeming, purchasing or acquiring any shares of our common stock until the Shareholder Approvals are obtained; and

  •
  we will not have enhanced our capital structure as we intended in entering into the Investment Agreements.

Question:    What is the effect on the Class B Warrants, the Class C Warrants and the Class D Warrants if the Shareholder Approvals are received on or after March 1, 2010?

Answer:    Receipt of the Shareholder Approvals on or after March 1, 2010 will have no effect on the exercisability of the Class C Warrants; such warrants will remain exercisable regardless of when the Shareholder Approvals are received. If the Shareholder Approvals are obtained on or after March 1, 2010, any Class B Warrants and Class D Warrants not yet exercised will terminate and no longer be exercisable. Any shares of Series A Preferred Stock or Series B Preferred Stock issued upon exercise of the Class B Warrants or Class D Warrants on or after March 1, 2010 but prior to the expiration of the warrants will be identical to other shares of Series A Preferred Stock or Series B Preferred Stock in all respects and are mandatorily convertible into shares of our common stock on the same terms as such other shares in the respective series. See Description of the Warrants—Exercise of Warrants beginning on page [    •    ]. The timing of the receipt of the Shareholder Approvals (whether before, on or after March 1, 2010) will not impact the convertibility of the preferred stock upon the receipt of such approvals and, in the case of the Series B Preferred Stock, transfer to a third party in a widely dispersed offering.

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